SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                        ________________

                          SCHEDULE 13G
                        ________________

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO.  )*

                    SCIMED Life Systems, Inc.
                        (NAME OF ISSUER)

                  Common Stock, $.05 par value
                 (TITLE OF CLASS OF SECURITIES)

                           808614 10 1
                         (CUSIP NUMBER)


Check the following box if a fee is being paid with this
statement.                                                    [x]

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).



__________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        PAGE 1 OF 7 PAGES

                               13G

CUSIP No.  808614 10 1
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Ardsley Advisory Partners
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                     945,500
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    945,500
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          945,500

_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          6.2%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
          IA
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                        PAGE 2 OF 7 PAGES

                               13G

CUSIP No.  808614 10 1
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Philip J. Hempleman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                     945,500
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    945,500
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          945,500

_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          6.2%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
          IN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                        PAGE 3 OF 7 PAGES

ITEM 1(a) NAME OF ISSUER:
          SCIMED Life Systems, Inc. (the "Company")

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          One SCIMED Place
          Maple Grove, MN  55311-1566

ITEM 2(a) NAME OF PERSON FILING:
          Ardsley Advisory Partners
          Philip J. Hempleman

ITEM 2(b) ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
          646 Steamboat Road, Greenwich, Connecticut 06830

ITEM 2(c) CITIZENSHIP:
          Ardsley Advisory Partners is a general partnership organized under the laws of the State of Connecticut.
          Philip J. Hempleman is a citizen of the United States.

ITEM 2(d) TITLE OF CLASS OF SECURITIES:
          Common stock, $.05 par value (the "Common Stock").

ITEM 2(e) CUSIP NUMBER:
          808614 10 1

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES
          13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON
          FILING IS A:

          (a) [ ] Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the
                    "Act")

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act

          (c) [ ]   Insurance Company as defined in Section
                    3(a)(19) of the Act

          (d) [ ]   Investment Company registered under Section 8
                    of the Investment Company Act of 1940

          (e) [X]   Investment Adviser registered under Section
                    203 of the Investment Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec. 240.13d-1(b)(1)(ii)(F)

          (g) [ ]   Parent Holding Company, in accordance with
                    Sec. 240.13d-1(b)(ii)(G) (Note: See item 7)

                        PAGE 4 OF 7 PAGES

          (h) [ ]   Group, in accordance with Sec. 240.13d-
                    1(b)(1)(ii)(H)

ITEM 4.   OWNERSHIP.

          (a)       Amount Beneficially Owned:
                    945,500

          (b)       Percentage of Class:

                    6.2% (based on the 15,297,925 shares of
                    Common Stock reported to be outstanding as of September 30, 1994, as reflected in the Company's Form 10-Q for the quarter ended August 31, 1994.)

          (c)       Number of shares as to which such person has:

                    (i)     sole power to vote
                            -0-

                    (ii)    shared power to vote or to direct the
                            vote
                            945,500

                    (iii)   sole power to dispose or to direct
                            the disposition of
                              -0-

                    (iv)    shared power to dispose or to direct
                            the disposition of
                            945,500

          By virtue of Mr. Hempleman's position as managing partner of Ardsley Advisory Partners, Mr. Hempleman may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose, or direct the disposition of the 945,500 shares of Common Stock held by the discretionary accounts managed by Ardsley Advisory Partners, constituting 6.2% of the shares outstanding and, therefore, Mr. Hempleman may be deemed to be the beneficial owner of such shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON.

          This Schedule 13G is filed by Ardsley Advisory
Partners, a Connecticut general partnership ("Advisory"), which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the

                        PAGE 5 OF 7 PAGES

945,500 shares of Common Stock held by Advisory at December 31,
1994, for the discretionary accounts of certain clients, including investment partnerships for which (i) Advisory serves as the management company and (ii) a general partnership comprised of the same partners as comprise Advisory serves as general partner.

          By reason of the provisions of Rule 13d-3 under the Act, Advisory is deemed to own beneficially the shares owned by the managed accounts. Each client for whose account Advisory had purchased Common Stock has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares purchased for his account. No such client has any of the foregoing rights with respect to more than five percent of the class of securities identified in Item 2(d).
There is no agreement or understanding among such persons to act together for the purpose of acquiring, holding, voting or disposing of any such securities.

          To the knowledge of Advisory, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of such shares which represents more than 5% of the number of outstanding shares of Common Stock.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY
          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION
          OF MEMBERS OF THE GROUP
          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          Not Applicable.

ITEM 10.  CERTIFICATION

          By signing below, the undersigned certify that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                        PAGE 6 OF 7 PAGES

                           SIGNATURES

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                   February 13, 1995
                                       (Date)

                                   ARDSLEY ADVISORY PARTNERS

                                   /s/ Philip J. Hempleman
                                     (Signature)


                                   Philip J. Hempleman
                                   Managing Partner
                                     (Name/Title)


                                   PHILIP J. HEMPLEMAN

                                   /s/ Philip J. Hempleman
                                     (Signature)


                        PAGE 7 OF 7 PAGES